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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Walter Investment Management Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

93317W102
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 93317W102

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
GoodHaven Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ X]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power
1,506,490
		6	Shared Voting Power
0
		7	Sole Dispositive Power
1,823,063
		8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,823,063
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.02%
12	Type of Reporting Person (See Instructions)
IA

Item 1.

(a)	Name of Issuer: Walter Investment Management Corp.

(b)	Address of Issuer’s Principal Executive Offices:
3000 Bayport Drive
Suite 1100
Tampa, FL 33607

Item 2.

(a)	Name of Person Filing: GoodHaven Capital Management, LLC

(b)	Address of Principal Business Office or, if None, Residence: 4940 SW 83rd Street Miami, FL 33143

(c)	Citizenship:	Delaware

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.:	93317W102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Investment advisory clients of GoodHaven Capital Management LLC, a registered investment advisor ("the Advisor"), own 1,823,063 shares of Common Stock of Walter Investment Management Corp., including 1,420,892 shares owned by the GoodHaven Fund, a registered investment company and a series of The GoodHaven Funds Trust, and 402,171 owned by individual investment accounts managed by the Advisor.  As it has dispositive power over all of these shares (and voting power over a portion of the shares), the Advisor is deemed to be the beneficial owner of the aforementioned shares for the limited purpose of this filing.  However, while the advisory relationship causes attribution to the Advisor of beneficial ownership for purposes of this Schedule 13G, the Advisor hereby disclaims ownership of these shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose, except to the extent of its direct pecuniary interest.

(a)	Amount Beneficially Owned:
	GoodHaven Capital Management LLC:	402,171
	The GoodHaven Fund:	1,420,892
(b)	Percent of Class:
	GoodHaven Capital Management LLC:	1.11%
	The GoodHaven Fund:	3.91%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	1,506,490
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	1,823,063
	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Not Applicable

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Not Applicable

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and classification of members of the group. N/A

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group. N/A

Not Applicable

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

/s/ Sarah Gillespie
Name/Title: Sarah Gillespie, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).